Filed Pursuant to Rule 433

Registration No. 333-151781

June 16, 2009

TransCanada Corporation

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	TransCanada Corporation (“TransCanada” or the “Corporation”).

Issue:	Treasury offering of 50,800,000 common shares (the “Common Shares”), before giving effect to the over-allotment option.

Issue Price:	C$31.50 per Common Share.

Issue Amount:	C$1,600,200,000, before giving effect to the over-allotment option.

Over-allotment Option:

The Corporation has granted the Underwriters an option, exercisable at the Issue Price at any time until 30 days following the closing of the Issue, to purchase up to an additional 7,620,000 Common Shares / C$240,030,000 to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the Issue will be used to fund capital projects of the Corporation (including the acquisition of the remaining 20% interest in the Keystone Pipeline System) and for general corporate purposes and to repay short-term indebtedness.

Dividends:

TransCanada currently pays a quarterly dividend of C$0.38 per Share (C$1.52 per share annually). Purchasers under the issue will be entitled to receive the dividend payable on July 31, 2009, payable to shareholders of record as at June 30, 2009.

Form of Offering:

Bought offering by way of a shelf prospectus in all provinces and territories of Canada, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Corporation.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares of TransCanada are listed on the TSX and the NYSE under the symbol “TRP”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

Joint Bookrunners:	RBC Capital Markets, BMO Capital Markets, TD Securities Inc.

Selling Concession:	C$0.55 per Common Share.

Closing:	June 24, 2009

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (telephone: 416-842-5349, fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).